Exhibit 99.26(d)(28)

[Spouse/Domestic Partner and Child] Term Life Insurance Certificate Supplement Securian Life Insurance Company [400 Robert Street North • St. Paul, Minnesota 55101-2098]

General Information

This certificate supplement is issued in consideration of the required premium and is subject to every term, condition, exclusion, limitation, and provision of your certificate unless otherwise expressly provided for herein.

What does this supplement provide?

This supplement provides insurance on the lives of your eligible dependents.

What members of your family are considered dependents and are eligible for insurance under this supplement?

The following members of your family are eligible for insurance under this supplement:

(1)         [your lawful spouse who is not legally separated from you, your civil union partner, or your registered domestic partner, as recognized under the laws of the jurisdiction of celebration; and

(2)         your or your spouse’s natural, legally adopted or stepchildren who are less than 26 years old. An adopted child includes a child legally placed for adoption with you. Eligibility begins at live birth (stillborn or unborn children are not eligible).]

[A person who is eligible as an employee or retiree under the policy, or insured under the portability provisions, is not eligible as a dependent. Only one person can insure an eligible dependent child.

Any dependent who, subsequent to the effective date of your dependents term life insurance, meets the eligibility requirements of this supplement will become insured on the date he or she so qualifies, provided no additional premium is required and the dependent is not hospitalized or confined because of illness or disease (except in the case of a newborn). If additional premium is required, the insurance for that dependent will be effective under the same conditions which would apply if you were newly becoming eligible for dependents term life insurance under this supplement. If the dependent is hospitalized or confined because of illness or disease on the date his or her insurance would otherwise become effective, his or her effective date shall be delayed until he or she is released from such hospitalization or confinement (except in the case of a newborn).]

When will we require evidence of insurability?

The specification page describes when evidence of insurability will be required.

When does insurance on a dependent become effective?

Insurance on a dependent becomes effective on the date when all of the following conditions have been met:

(1)         the dependent meets all eligibility requirements; and

(2)         for contributory coverage, you apply for dependents coverage in accordance with the application methods agreed upon by the policyholder and us; and

(3)         [we are satisfied with the dependent’s evidence of insurability, if we require evidence.

[If a dependent is hospitalized or confined because of illness or disease on the date his or her insurance would otherwise become effective, his or her effective date shall be delayed until he or she is released from such hospitalization or confinement. This does not apply to a newborn child. However, in no event will insurance on a dependent be effective before your insurance is effective.]

Death Benefit

What is the amount of life insurance on each insured dependent?

The amount of life insurance on each insured dependent is shown on the specifications page.

To whom will we pay the death benefit?

The death benefit payable under this supplement will be paid to [you if living, otherwise to your estate.]

Termination

When does an insured dependent’s coverage under this supplement terminate?

An insured dependent’s coverage ends on the earliest of the following:

(1)         [the date] the dependent no longer meets the eligibility requirements; or

(2)         [31 days] (the grace period) after the due date of any premium contribution which is not paid; or

(3)         [the last day for which premium contributions have been made following your written request that insurance on your eligible dependents be terminated; or

(4)         the date you are no longer covered under the group policy; or]

(5)         the date this supplement terminates.

When does this supplement terminate?

This supplement will terminate on the earlier of:

(1)         the date requested by the policyholder to cancel the Dependents Term Life coverage for its plan; or

(2)         the date the group policy is terminated.

Additional Information

What is the conversion right under this supplement?

If an insured dependent’s coverage under this supplement terminates because he or she is no longer eligible, or because of your death, or because of termination or amendment of this supplement, the insurance may be converted to a policy of individual insurance with us.

Conversion may be requested by you, an insured dependent of legal capacity, or the insured dependent’s guardian, if applicable. All other conditions and provisions of the conversion right section of your certificate will apply.

[What is the suicide limitation?

If an insured dependent, whether sane or insane, commits suicide within two years from the effective date of any contributory life insurance, our liability with respect to that coverage will be limited to an amount equal to the premiums paid for the coverage.

If there has been an increase in an insured dependent’s amount of contributory life insurance for which you were required to apply or for which we required evidence of insurability, and if the dependent dies by suicide within two years of the effective date of the increase, our liability with respect to that increase will be limited to the premiums paid and attributable to such increase.

The suicide exclusion does not apply to an insured child.]

[Does the Waiver of Monthly Deduction supplement to your certificate apply to insured dependents?]

[The Waiver of Monthly Deduction supplement to your certificate will not apply to disabilities for dependents covered under this supplement.

However, if, due to your disability, your insurance is continued in force without further payment of premiums due to the Waiver of Monthly Deduction supplement, any dependents insurance provided by this supplement shall also continue in force without further payment of premiums until the dependent’s eligibility terminates or until your insurance is no longer continued in force due to the Waiver of Monthly Deduction supplement.

This provision is not applicable if the dependent’s insurance has been converted under the conversion right section of this supplement, unless the converted policy is surrendered without claim except for refund of premiums.]

[/s/ Gary R. Christensen	/s/ Christopher M. Hilger
Secretary	President]